Filed by Energy Metals Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Energy Metals Corporation Exchange Act File No. 001-33172

NEWS RELEASE
JUNE 7, 2007
NR 7-18

ENERGY METALS TO CALL OUTSTANDING WARRANTS

Vancouver, British Columbia, June 7, 2007: Energy Metals Corporation (TSX: EMC; NYSE Arca: EMU) announced today that it has sent written notice to its warrantholders requiring them to exercise their warrants on or before July 6, 2007 or forfeit their rights. Energy Metals is exercising its rights to call in the warrants in anticipation of the completion of sxr Uranium One’s proposed acquisition of Energy Metals.

The warrants were issued on April 6, 2006 and April 13, 2006 and provide that Energy Metals has the right, upon not less than 30 days written notice, to call in the warrants. Warrantholders may wish to consider exercising their rights, as all outstanding warrants of Energy Metals have an exercise price substantially lower than the current market price of the common shares of Energy Metals.

The exercise of all outstanding warrants will result in the issue of approximately 2,370,269 common shares for proceeds of approximately $15,385,000.

The warrants and the Energy Metals common shares issuable upon exercise of the warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") and the warrants may not be exercised in the United States or by or on behalf of a U.S. person unless the exercise of the warrants and the issuance of the Energy Metals common shares upon such exercise are exempt from registration under the 1933 Act.

Energy Metals has been informed that sxr Uranium One plans to file a registration statement with the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act. Energy Metals anticipates that, if the acquisition of Energy Metals proceeds on that basis, certificates representing sxr Uranium One common shares issued to shareholders of Energy Metals that are not affiliates of Energy Metals or sxr Uranium One, and will not be affiliates of sxr Uranium One following the proposed transaction, in exchange for such persons’ Energy Metals common shares will not contain restrictive legends under the 1933 Act and will be freely tradable under the 1933 Act.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION

Subject to the terms and conditions set forth in the definitive agreement under which sxr Uranium One proposes to acquire Energy Metals, Energy Metals intends to file a notice of meeting, management information circular and related materials with Canadian securities regulatory authorities and the SEC relating to the proposed transaction, and sxr Uranium One intends to file a registration statement and prospectus with the SEC, including the Energy Metals management information circular and related materials, relating to the proposed transaction. Investors and shareholders are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the Energy Metals management information circular and related documents at the Canadian securities regulators’ website at www.sedar.com and a free copy of the registration statement and prospectus and related documents at the SEC’s website at www.sec.gov. At that time, free copies of these documents can also be obtained by directing a request to sxr Uranium One at 390 Bay Street, Suite 1610, Toronto, Ontario M5H 2Y2. YOU SHOULD READ THE MANAGEMENT INFORMATION CIRCULAR, PROSPECTUS AND RELATED MATERIALS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.

For further information, please contact:
Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684
For more information, send questions and comments to info@energymetalscorp.com.

Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to Energy Metals and sxr Uranium One prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of sxr Uranium One or Energy Metals, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of uranium and gold exploration, development and mining, including the risks of obtaining necessary licenses and permits;

dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled “Risk factors” in sxr Uranium One’s Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com, and the section entitled “Risk factors” in Energy Metal’s Annual Information Form for the year ended June 30, 2006 which is available on SEDAR at www.sedar.com and from the SEC at www.sec.gov and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about sxr Uranium One, please visit www.uranium1.com. For further information about Energy Metals, please visit www.energymetalscorp.com.